SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                     Sapiens International Corporation N.V.
                                (Name of issuer)

                    Common Stock par value 1.00 Dutch Guilder
                         (title of class of securities)

                                   N7716A 10 2
                                 (CUSIP number)

                             Steven B. King, Esquire
                     Mesirov Gelman Jaffe Cramer & Jamieson
                               1735 Market Street
                             Philadelphia, PA 19103
                                  215-994-1037
            (Name, address and telephone number of persons authorized
                     to receive notices and communications)

                                February 7, 1997
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------------------
          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  N7716A 10 2                13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Sapiens Securities Litigation Settlement Fund

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY
4    SOURCE OF FUNDS
                                 SC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                           7       SOLE VOTING POWER
                                    1,280,765
NUMBER OF SHARES
BENEFICIALLY OWNED         8       SHARED VOTING POWER
BY EACH REPORTING                           0
PERSON WITH
                           9       SOLE DISPOSITIVE POWER
                                    1,280,765

                           10      SHARED DISPOSITIVE POWER
                                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,280,765

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.3%

14  TYPE OF REPORTING PERSON               00



                                       (2)

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, par value 1.00 Dutch Guilder (the "Shares") of Sapiens International Corporation N.V., a Netherlands Antilles corporation, De Ruyterkade 58A, Curacao, Netherlands Antilles.

Item 2. Identity and Background

     (a) The person filing this statement is the Sapiens Securities Litigation Settlement Fund (the "Settlement Fund"), which is a fund created in connection with the partial settlement of In Re: Sapiens Securities Litigation, Master File No. 94 Civ. 3315 (RPP) (the "Litigation"). The Settlement Fund is for the benefit of a class of persons consisting of purchasers of the Shares during the class period of March 5, 1993 - January 5, 1995.

     (b) The principal business address of the Settlement Fund is c/o Todd Collins, Esquire, Berger & Montague, P.C., 1622 Locust St., Philadelphia, PA 19103-6365.

     (c) Not Applicable

     (d) The Settlement Fund has not, during the last five years, been convicted
in  a  criminal   proceeding   (excluding   traffic   violations   and   similar
misdemeanors).

     (e) The Settlement Fund has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Settlement Fund was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Not Applicable

Item 3. Source and Amount of Funds or Other Consideration

     The Issuer issued to the Settlement Fund, in connection with the partial settlement of the Litigation, 554,017 Shares as of December 26, 1996. In addition, in connection with such partial settlement, the Issuer is obligated to issue to the Shareholder an additional 134,155 such Shares. In addition, in connection with such partial settlement, the Issuer issued to the Shareholder as of December 26, 1996, 350,000 shares of Series B Convertible Preferred Stock of the Issuer, which may be converted, at the option of the Settlement Fund, into 592,593 Shares. The Settlement Fund received such Convertible Preferred Stock on February 7, 1996.

                                       (3)

Item 4. Purpose of Transaction

     The purpose of the transaction was to effectuate the partial settlement of the Litigation. The Settlement Fund may, but is not required to, sell any or all of the Shares prior to disbursement of the Shares (or proceeds from their sale). Other than as set forth above, the Shareholder currently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) The Settlement Fund is the beneficial owner of the following Shares:

Number of Shares        Percent of Class*        Description

  554,017                    4.0%                Shares as of
                                                 December 26, 1996

  134,155                    1.0%                Additional Shares

  592,593                    4.3%                Obtainable on Conversion
  -------                    ---                 of Preferred Stock at
                                                 any time at option of
                                                 Shareholder
1,280,765                    9.3%
=========                    ====

*Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended.


                                       (4)

                    (b) The Settlement Fund has the sole power to vote, direct the vote of, dispose of, and direct the disposition of the Shares.

                    (c) No transactions in the Shares were effected by the Shareholder during the past 60 days except as set forth in this Statement on
Schedule 13D.

                    (d)      Not Applicable

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

          None

Item 7. Material to be Filed as Exhibits

          1. Settlement Agreement



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                             SAPIENS SECURITIES LITIGATION
                                  SETTLEMENT FUND


Dated: March 19, 1997                        By:/s/ Todd S.Collins
                                              Todd S. Collins, Esquire, Counsel

                                       (5)